Jim Rosenberg	November 5, 2010
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 First Street N.E.
Washington D.C. 20549

Re:	Trinity Biotech Plc Form 20-F for the fiscal year ended December 31, 2009 File No. 000-22320
Dear Jim,
In reference to your letter dated September 27, 2010, I set out responses to the queries raised in relation to our Form 20-F for fiscal year ended December 31, 2009. Where the information requested in your letter requires us to revise our disclosure, we have included the proposed revised disclosure in our response below. We intend revising these disclosures in our Form 20-F to be submitted for the financial year ending 31 December, 2010, subject to this being to your satisfaction.
Query 1
Patents and Licenses
“Please disclose the terms of your licensing arrangements and R&D outsourcing to third parties. Also, expand your disclosure on page 34 to include estimated payments under these arrangements.”
Response
The following is the additional disclosures which are required in relation to licenses and R&D outsourcing.
“Licenses (page 10)
Each of the key licensing arrangements terminates on the expiry of the last of the particular licensed patents covered by the respective agreement, except in the case of one of the agreements which expires in 2015. Each licensor has the right to terminate the arrangement in the event of non-performance by Trinity Biotech. The key licensing arrangements requires the Group to pay a royalty to the license holder which is based on sales of the products which utilize the relevant technology being licensed. The royalty rates vary from 2% to 8.5% of sales. The total amount paid by Trinity Biotech under key licensing arrangements in 2009 was US$899,000 (2008: US$755,000).”

“Research and Development carried out by third parties (page 34)
In 2005 a software development company based in France was contracted to develop and enhance the software in the Destiny Max instrument. Under the terms of the contract, all software developed by the software development company is the property of Trinity Biotech. Fees were agreed for each separate software development task and payment was made once a specific project milestone had been achieved. A total of Eur110,000 (US$153,000) was paid to this software development company in 2009. Additionally, a number of individuals acted as third party consultants working principally on the Destiny Max, HPLC and Tristat instruments. The total amount paid to R&D consultants in 2009 was US$372,000.”
Query 2
Research and Products under Development (page 35)
“For each of your research and development projects, please disclose the following information.
•	The costs incurred by you during each period presented and to date on the project;
•	The nature, timing and estimated costs to be incurred by you necessary to complete the project;
•	The anticipated completion dates;
•	The period in which material net cash inflows from significant projects are expected to commence; and
•
The risks and uncertainties associated with completing development on schedule and the consequences to your operations, financial position and liquidity, if the project is not completed on a timely basis.”

Response
For the principal projects noted in the Research and Products under Development section in Item 5, the following additional information will be disclosed:
•	Details of costs incurred for the years presented
•	Estimated costs to complete and the anticipated timing of those costs
•	Estimated date of completion and start of income generation
•	Risks and uncertainties associated with the planned completion dates and the consequences if projects are not completed on a timely basis
The following is the additional disclosure:
“The following table sets forth for each of the main development projects, the costs incurred during each period presented and the cumulative costs incurred as at 31 December 2009:

			Total project
			costs to
			December 31,
Product Name	2009	2008	2009
	US$’000	US$’000	US$’000
Destiny Max coagulation instrument	3,234	4,508	13,730
Tristat point of care instrument	1,072	823	3,776
HPLC Instrument for Haemoglobin A1c testing	1,023	672	1,813
Trinblot Scanner	72	352	577
Bordetella Pertussis Western Blot test	156	0	156
The costs in the foregoing table mainly comprise the cost of internal resources, such as the payroll costs for the development teams and attributable overheads. The remainder mainly comprises materials, consumables and third party consultants’ costs.”
“The following table sets forth the estimated cost to complete each of the main development projects. Of the total estimated completion cost of US$4,510,000, US$3,110,000 is expected to be incurred in 2010 and the remaining US$1,400,000 in 2011.

		Estimated
	Total costs	date for
Product Name	to complete	completion
	US$’000	US$’000
Destiny Max coagulation instrument	460	2010
Tristat Instrument	600	2011
Trinblot Scanner	50	2010
Bordetella Pertussis Western Blot test	400	2010
HPLC Instrument for Haemoglobin A1c testing	3,000	2011

There are inherent risks and uncertainties associated with completing development projects on schedule. In our experience the main risks to the achievement of a project’s planned completion date occur primarily during the product’s verification and validation phase. During this phase the product must attain successful results from in-house product testing and from third party clinical trials. Obtaining regulatory approval on a timely basis is another variable in achieving a project’s planned completion date.
We acknowledge that some aspects of a new product development are to an extent outside of the control of the Group. Notwithstanding the uncertainty surrounding these external factors, we believe the planned completion dates of these projects are realistic and achievable. If major development projects were severely delayed, in our opinion it would not impact significantly on Trinity Biotech’s financial position or on the capitalization criteria. As the manufacturing lead time for these new products is relatively short, it is anticipated that material cash inflows will commence shortly after each of the project’s planned completion date.”
Query 3
Basis of preparation and Significant Accounting Policies
g) Intangibles, including research and development, page 72
“Refer to your policy for research and development expenditures. Please revise to clarify how you determine technical feasibility, commercial viability and cost recovery for a project as a basis for concluding that the project has moved from a research to a development phase. Explain your basis for utilizing a 15 year amortization period, when many of your projects are not protected by specific patents. Also, identify those projects supporting development costs capitalized in 2009 and 2008 (i.e. $7.8 million and $8.4 million, respectively) and disclose the factors supporting your conclusions that these projects were technically feasible, commercially viable and likely to produce future economic benefits.”
Response
Intangibles accounting policy note
The following additional disclosure will follow after the first paragraph of the existing intangibles accounting policy on page 72:
“The technical feasibility of a new product is determined by a specific feasibility study undertaken at the first stage of any development project. The majority of our new product developments involve the transfer of existing product know-how to a new application. Since the technology is already proven in an existing product which is being used by customers, this facilitates the proving of the technical feasibility of that same technology in a new product. The results of the feasibility study are reviewed by a design review committee comprising senior managers. The feasibility study occurs in the initial research phase of a project and costs in this phase are not capitalized.

The commercial feasibility of a new product is determined by preparing a discounted cash flow projection. This projection compares the discounted sales revenues for future periods with the relevant costs. As part of preparing the cash flow projection, the size of the relevant market is determined, feedback is sought from customers and the strength of the proposed new product is assessed against competitors’ offerings. Once the technical and commercial feasibility has been established and the project has been approved for commencement, the project moves into the development phase.”
On page 73, we intend to add the following additional information explaining our use of the 15 year amortization period for capitalized development costs.
“Capitalized development costs
The Group uses a useful economic life of 15 years for capitalized development costs. This is a conservative estimate of the likely life of the products. The Group is confident that products have a minimum of 15 years life given the inertia that characterizes the medical diagnostics industry and the barriers to entry into the industry. The following factors have been considered in estimating the useful life of developed products:
(a)
once a diagnostic test becomes established, customers are reluctant to change to new technology until it is fully proven, thus resulting in relatively long product life cycles. There is also reluctance in customers to change to a new product as it can be costly both in terms of the initial changeover cost and as new technology is typically more expensive.

(b)
demand for the diagnostic tests is enduring and robust within a wide geographic base. The diseases that the products diagnose are widely prevalent (HIV, diabetes and Chlamydia being just three examples) in many countries. There is a general consensus that these diseases will continue to be widely prevalent in the future.

(c)
there are significant barriers to new entrants in this industry. Patents and/or licenses are in place for many of our products, though this is not the only barrier to entry. There is a significant cost and time to develop new products, it is necessary to obtain regulatory approval and tests are protected by proprietary know-how, manufacturing techniques and trade secrets.”

Goodwill and Intangible Assets (page 98)
In the intangible fixed asset note (Note 12), we intend to provide more information in relation to development costs and how we determine whether development costs can be capitalized.
“The following represents the costs incurred during each period presented for each of the principal development projects:

Product Name	2009	2008
	US$’000	US$’000
Destiny Max coagulation instrument	3,234	4,508
Tristat point of care instrument	1,072	823
HPLC Instrument for Haemoglobin A1c testing	1,023	672
Trinblot Scanner	72	352
Bordetella Pertussis Western Blot test	156	0
All of the development projects for which costs have been capitalized are judged to be technically feasible, commercially viable and likely to produce future economic benefits. In reaching this conclusion, many factors have been considered including the following:
(a)
The Group only develops products within its field of expertise. The R&D team is experienced in developing new products in this field and this experience means that only products which have a high probability of technical success are put forward for consideration as potential new products.

(b)
A technical feasibility study is undertaken in advance of every project. The feasibility study for each project is reviewed by the R&D team leader, and by other senior management depending on the size of the project. The feasibility study occurs in the initial research phase of the project and costs in this phase are not capitalized.

(c)
Nearly all of our new product developments involve the transfer of our existing product know-how to a new application. The Group does not engage in pure research. Every development project is undertaken with the intention of bringing a particular new product to market for which there is a known demand.

(d)	The commercial feasibility of each new product is established prior to commencement of a project by ensuring it is projected to achieve an acceptable income after applying appropriate discount rates.”

Query 4
Tax (current and deferred) pages 77, 93 and 101
“Please revise your policy regarding the recognition of deferred tax assets to specify, if true, that you record these assets when it is probable that future taxable profits will be available to utilize the associated losses or temporary differences under paragraphs 27 and 34 of IAS 12. In addition, please revise Notes 9 and 13 so that the information provided in these disclosures is consistent. For example:
•	on page 93, clarify the level of uncertainty prompting less than full recognition of your deferred tax assets associated with the various tax losses and temporary differences; and
•
on page 101, clarify why you recognize deferred tax assets only where there is a reversing deferred tax liability in the same jurisdiction reversing in the same period. Also, clarify whether you consider other sources of future taxable profits, and if not, why not.”

Response
The accounting policy for current and deferred tax will be amended to include the following statement:
“Deferred tax assets are recognised when it is probable that future taxable profits will be available to utilize the associated losses or temporary differences.”
The level of uncertainty surrounding less than full recognition of deferred tax assets will be explained by the following additional disclosure in note 9 (page 93).
“The deferred tax assets in the above table have not been recognized due to uncertainty regarding the full utilization of these losses in the related tax jurisdiction in future periods. Only when it is probable that future profits will be available to utilize the forward losses or temporary differences is a deferred tax asset recognized. When estimating future profits or losses, past performance is relevant and in this context we note that in UK and France, Trinity Biotech has no history of taxable profits in these two countries mainly due to the current lack of scale of the operations in these countries. There is considerable uncertainty over future taxable profits in UK and France. Whereas in Germany, there have been individual years in which taxable profits have arisen, there is no reliable pattern of profits which would suggest future profits are probable. In USA there is a broad range of future income projections from losses to profits from which we concluded there was not sufficient certainty to recognize a deferred tax asset.”
In note 12 (page 101), the existing disclosure in relation to recognised deferred tax assets and liabilities will be amended to the following:
“The deferred tax asset in 2009 is due mainly to deductible temporary differences and the elimination of unrealised intercompany inventory profit. The deferred tax asset increased in 2009 principally due to a decrease in unrecognised deferred tax assets. The accounting policy for deferred tax is to first calculate the deferred tax asset. If the deferred tax asset is deemed not to be recoverable, considering all sources for future taxable profits, a valuation allowance is created to the extent it is considered not recoverable. However when there is a reversing deferred tax liability in that jurisdiction that reverses in the same period, the valuation allowance is restricted in order that the deferred tax asset net of the valuation allowance equals the reversing deferred tax liability.”

Query 5
Income Tax Expense (Credit) (pages 91 & 101)
“You disclose a 30.66% item in your rate reconciliation for 2009 related to net operating losses and temporary differences, for which no deferred tax assets were recognized. Please revise your disclosure to clarify what net operating losses and temporary differences were not recognized and why. In addition, please revise your disclosure of unrecognized deferred tax assets in Note 13 on page 101 to consistently reflect your revised disclosure in Note 9, explaining how this reconciling item impacted the change in unrecognized deferred tax assets during 2009.”
Response
In the Income tax expense disclosure note (note 9), we will provide a breakdown of the effect of net operating losses and temporary differences for which no deferred tax asset was recognized in the year.
“The effect of current year net operating losses and temporary differences for which no deferred tax asset was recognized is analyzed further in the table below (see also note 13). No deferred tax asset was recognized because there was no reversing deferred tax liability in the same jurisdiction reversing in the same period.

	Effect in 2009	Percentage
	US$’000	effect in 2009
Valuation allowance for temporary differences in USA	(3,076)	(23.83%)
Valuation allowance for net operating losses in USA	(1,055)	(8.16%)
Valuation allowance for net operating losses in France	263	2.03%
Valuation allowance for net operating losses in Germany	(588)	(4.55%)

Total valuation allowances in 2009	(4,456)	(34.52%)

Group valuation allowances	348	2.69%
Change in tax rates	149	1.15%

Total	(3,959)	(30.66%)

In the Deferred Tax Assets and Liabilities note on page 101, there is a table showing the unrecognised deferred tax assets at December 31, 2009 and December 31, 2008. Underneath this table, we intend to provide the following explanation of the movement in unrecognized deferred tax assets during the year 2009. This will show that the total effect is $4,456,000, which is consistent with the additional disclosure in note 9 (see previous table above).
The following is the additional disclosure:
“There was a decrease of US$11,110,000 in the unrecognised deferred tax assets during the year ended December 31, 2009. For comments on the uncertainty prompting less than full recognition refer to note 9. The movement in the unrecognised deferred tax assets during the year ended December 31, 2009 is analysed as follows:

	Increase/	Applicable
	(decrease)	tax rate	Tax effect
	US$’000%		US$’000
Deductible temporary differences	(7,582)	40.6%	(3,076)
Net operating losses USA	(2,598)	40.6%	(1,055)
Net operating losses France	796	33.0%	263
Net operating losses Germany	(1,726)	34.0%	(588)

Total	(11,110)		(4,456)

We acknowledge that:
•	it is the company’s responsibility for the adequacy and accuracy of the disclosure in its filings;
•	Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In the event that you have any queries please contact me at +35312769864.
Yours sincerely,

/s/ Kevin Tansley
Kevin Tansley Chief Financial Officer Trinity Biotech plc